[MTI Letterhead]

August 31, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julie Sherman
Staff Accountant

Re:	Micro Therapeutics, Inc.
File No. 000-06523
Responses to SEC Staff comments made by letter dated August 12, 2005

Ladies and Gentlemen:

Micro Therapeutics, Inc., a Delaware corporation (the “Company”), hereby responds to the SEC Staff comments made by letter dated August 12, 2005. The Company’s responses are keyed by numbered paragraphs to correspond to the comments made by the SEC Staff in the August 12, 2005 letter. Each response is preceded by a reproduction of the corresponding SEC Staff comment. Where appropriate, the Company has revised its disclosures in its Quarterly Report on Form 10-Q for the quarter ended July 3, 2005, filed with the SEC on August 17, 2005 (the “Quarterly Report”), to address the Staff’s comments as described below.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the SEC from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-KSB

General

1.	We note on page 13, that the company’s majority owner is ev3 LLC, a domestic issuer that is not a small business issuer. Please note that if an S-B issuer becomes a majority-owned subsidiary of a domestic company that is not a small business issuer during the year, the S-B issuer may finish the year reporting under the S-B system, but at the beginning of the next fiscal year, the registrant must report under Regulation S-X/S-K. We see that you continued to report as a small business issuer in fiscal 2004 after ev3 obtained a controlling interest, please tell us why you believe this reporting is appropriate.

Response:	The Company informs the Staff that it began reporting under Regulation S-X/S-K beginning with its Quarterly Report on Form 10-Q for the quarter ended April 3, 2005 and, as a result of the factors described below, the Company believes it was appropriate to report under Regulation S-B for fiscal 2004.

In May 2001, Micro Investment, LLC (“MI”) purchased 10,106,148 shares of the Company’s newly issued common stock, which resulted in MI obtaining a 50.24% ownership interest in the Company’s outstanding common stock. MI’s members included certain individuals, Warburg Pincus, Equity Partners, L.P., and certain of its affiliated funds (collectively, the “Warburg Entities”), and funds controlled by The Vertical Group (the “Vertical Funds” and collectively with the Warburg Entities, the “Investors”). In August 2003, the Investors formed a new entity, ev3 LLC, for the purposes of consolidating their holdings in the Company and another portfolio company, and exchanged their interests in MI for interests of the newly formed ev3 LLC (the “Exchange Transaction”). As part of the Exchange Transaction, ev3 LLC also became the sole stockholder of ev3 Endovascular, Inc. (formerly known as ev3 Inc.), a privately-held corporation. MI remained the registered holder of approximately 69.7% of the Company’s common stock (which included additional shares purchased by MI in February 2003). Although MI became a wholly-owned subsidiary of ev3 LLC in connection with the Exchange Transaction, the Investors controlled ev3 LLC and therefore continued to indirectly maintain ultimate control of the Company’s common stock owned by MI and beneficially owned by ev3 LLC.

Item 10(a)(1) of Regulation S-B provides that a small business issuer is an entity that has revenue of less than $25,000,000, is a U.S. or Canadian issuer, is not an investment company and has a public float of less than $25,000,000. In addition, Item 10(a)(1) provides that if an issuer is a majority owned subsidiary, the parent corporation must also be a small business issuer. Further, Rule 12b-2 of the Securities Exchange Act of 1934 defines “parent” as “an affiliate controlling such person directly, or indirectly, through one or more intermediaries.” Based on this definition, the Investors, specifically the Warburg Entities, and not ev3 LLC would be deemed the Company’s “parent” as they maintained control of the Company, both prior to and after the Exchange Transaction, through ev3 LLC and MI. Thus, the Company believes that the Exchange Transaction should have no impact on the Company’s reporting category.

In addition, the Company is relying on Item 10(a)(2)(iii) of Regulation S-B, which states in pertinent part that “once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.” The Company did not fail the revenue or public float limitations for two consecutive years until the year ended December 31, 2004 and therefore, commenced filing under Regulation S-X/S-K for its quarter ended April 3, 2005, the first period in which the Company was no longer a small business issuer.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations

2.	In general, when you cite more than one factor responsible for a change in a financial statement line item, the amounts of the individual factors cited should be separately quantified and discussed. Please revise future filings as necessary.

Response:	The Company acknowledges the Staff’s comment and will revise future filings to separately quantify and discuss individual factors which are cited as the factors responsible for a change in a financial statement line item. To the extent multiple factors have been cited in the Quarterly Report, the Company has separately quantified each factor. For example, see pages 20-21 of the Quarterly Report regarding the discussion of marketing and sales expenses.

Item 8A. Controls and Procedures

3.	We note your disclosure that management has concluded that the Company’s disclosure controls and procedures, as of the end of the period covered by this report, were effective in timely alerting him to material information relating to the Company required to be included in the Company’s periodic SEC filings. The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Please revise future filings to address our concerns.

Response:	The Company acknowledges the Staff’s comment and will revise future filings so that the disclosure is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). See page 30 of the Quarterly Report.

Note 12. Facility Consolidation

4.	Please expand MD&A in future filings to make quantified disclosure about anticipated and actual cost savings derived from facility consolidation during the periods presented, if material. Your disclosures should fully conform to the guidance set forth to the Question under “Disclosures” to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.

Response:	The Company acknowledges the Staff’s comment and will expand MD&A disclosure in future filings to make quantified disclosure about anticipated and actual cost savings derived from the facility consolidation during the periods presented, if material, in conformance with the guidance set forth to the Question under “Disclosures” to SAB Topic 5-P.

Note 14. Commitments and Contingencies

5.	We see that you have terminated the distributor agreements with all of Dendron’s previous customers’; however we note that you cannot be certain that you have satisfied all of your obligations under these contracts. Please tell us, and revise future filings to disclose an estimate of the possible loss or range of loss. Refer to SAB Topic 5:Y.

Response:	The Company informs the Staff that it has terminated the distributor agreements with all of Dendron’s previous customers and believes that it has satisfied all of its obligations under those contracts. As a result, the Company will no longer reference in future filings, including the Quarterly Report, contingent obligations under such distribution arrangements.

6.	We also see that you have included an accrual related to the Dendron patent infringement litigation. Please tell us, and revise future filings to disclose the amount accrued and an estimate of the possible loss or range of loss. Refer to SAB Topic 5:Y.

Response:	The Company informs the Staff that, as of July 3, 2005, the Company included an accrual of approximately $800,000 in its consolidated balance sheet for possible losses resulting from the Dendron patent infringement litigation. The Company informs the Staff that it will include the amount of such accrual in future filings, including the Quarterly Report. See page 12 of the Quarterly Report.

Note 15. Related Party Transactions

7.	Confirm that your historical financial statements reflect all cost of doing business, including cost incurred on your behalf by your parent company, ev3, and any other-related companies. Refer to SAB Topic 1-B for guidance.

Response:	The Company confirms to the Staff that it believes that its historical financial statements reflect all costs of doing business, including costs incurred on its behalf by its majority parent company ev3 and its related companies.

Note 16. Distributor Agreements

8.	We note that ev3 performs certain inventory management and inventory and administrative services with respect to certain finished goods inventory for your company. Please provide us with further explanation regarding the services that ev3 provides. Tell us why it is appropriate to classify these distributor fees charged by ev3 as operating expenses, instead of cost of sales. Provide the literature upon which you relied.

Response:	The Company informs the Staff that its product-related agreements with ev3 each encompass numerous services primarily related to distribution of the Company’s products, described as follows:

Under the June 2, 2003 Distribution Support Services Agreement, ev3 is responsible for providing “inventory management and administrative services” with respect to the Company’s neurovascular products for sale to customers in the United States. Such services include storing, shipping, participating in the retrieval of product from customers in the event of a product recall or product hold, and providing notice to the Company of any product complaints ev3 receives.

Under the August 4, 2003 Amended and Restated Sales Representative Agreement, ev3 is responsible for providing inventory management and administrative services, similar to those described in the preceding paragraph, as well as direct sales (including marketing and promotion), third-party distributor management, accounting, invoicing and collection services, all with respect to all of the Company’s products for sale in substantially all countries outside of the United States.

Although there is no authoritative literature that directly addresses the classification of costs such as those described above, the Company has relied on American Institute of Certified Public Accountants Technical Practice Aids—Technical Questions and Answers (TIS) Section 2140 which refers to ARB No. 43, and an interpretation thereof, as follows:

Statement No. 3 of Chapter No. 4 of ARB No. 43 states that “as applied to inventories, cost means in principle the sum of the application expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.”

Kieso and Weygandt’s Intermediate Accounting, 9th Edition, states that “it would seem proper also, to allocate to inventories a share of…costs incurred in storing or handling goods before they are sold (i.e. “warehousing” costs). Because of the practical difficulties involved in allocating such costs and expenses, however, these items are not ordinarily included in valuing inventories.”

The Company believes that the circumstances described in the immediately preceding paragraph are the same as those that exist with respect to the fees incurred under the contracts with ev3 described above. The Company pays ev3 a single fee under each of the above-described agreements. Such fee is calculated as a percent of the Company’s gross sales to either end-customers or third-party distributors, as applicable, and is not charged to the Company by ev3 until such sales are made. The percents of sales paid for services performed by ev3 (other than third-party distributor management services) are confidential, and have been filed separately with the SEC under the provisions of Rule 24b-2 of the Securities Exchange Act of 1934. While the agreements described above do not provide a breakdown of the fees among the types of services performed, the Company believes that the fees paid to ev3 are comparable to those that would be paid to third-parties solely for sales, marketing and distribution services, and as a result, the fees applicable to inventory management and charged to cost of sales would be immaterial.

Based on the foregoing, the Company respectfully submits to the Staff that its accounting for fees paid to ev3 under the terms of the agreements described above as distributor fees is appropriate.

If you have any questions regarding the responses set forth herein or require additional information, please contact our legal counsel, Bruce Feuchter, at (949) 725-4123, or me, at (949) 837-3700.

Sincerely,

/s/ Thomas C. Wilder, III
Thomas C. Wilder, III
President and Chief Executive Officer